

April 15, 2011

Mr. Mengyou Tong
Chief Financial Officer
Sino Assurance, Inc.
20th Floor, 6009 Yitian Road, New World Center,
Futian District, Shenzhen, People's Republic of China

> **Re:** **Sino Assurance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **As amended on March 24, 2011**
> **File No. 000-50002**

Dear Mr. Tong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Provision for guarantee losses, page 27

1. You disclose "as of December 31, 2010, the Company has contingent liabilities in respect of guarantees granted under the surety and tendering guarantee services business in the aggregate amount of $118,543,088." With regard to your guarantees and your provision for loss guarantees, please provide us proposed revised disclosure to address the following:

    - Provide information about each guarantee or group of similar guarantees including the term of the guarantee and the events and circumstances that would require performance under the guarantee;
    - Disclose how you account for the guarantee liability upon inception of the guarantee and how you account for the release of risk from the guarantees;
    - Disclose your policy for recognizing the contingent losses on these guarantees. In this regard, you have a provision for loss guarantees of $1.0

> million recorded at December 31, 2010;
> - Disclose the nature of the assets held as collateral and how this relates to the $8.8 million customer collateral balance at December 31, 2010; and
> - Cite the authoritative guidance that supports your accounting treatment of the guarantee liability and the contingent loss provision.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Basis of consolidation, page 36

2.   Your disclosure on page 6 states that in 2008 LTL entered into an Exclusive Cooperation Agreement (the "Agreement") with China Construction Guaranty Company Limited ("CCG"). Under this Agreement the parties have agreed, among other things, that LTL will provide various services to CCG, including consulting services, training services, human resources for business development and other related services. We further note your disclosure that CCG is a variable interest entity that you consolidate. Please tell us the terms of the cooperation agreement and your basis for consolidating CCG. Please provide us proposed revised disclosure that describes the material terms of the Agreement and clarifies how the Agreement obligates LTL to absorb all of the risk of loss from CCG's activities and enables LTL to receive all of CCG's expected residual returns. In addition, it is not clear from the disclosure your basis for concluding that the CCG is a variable interest entity. Please provide us with your accounting analysis supporting your conclusion, specifically addressing how consolidating CCG complies with ASC 810.

3.   Further, please revise the Exhibit Index on page 57 to include the Agreement that was filed as Exhibit 10 with a Form 8-K/A on December 9, 2008 or tell us your basis for excluding this Agreement from the Exhibit Index.

8. Income Taxes, page 44

4.   In Note 7 you disclose the accrual for the provision for guarantee losses were $1,031,803 and $323,717 as of December 31, 2010 and 2009, respectively. However your deferred tax liabilities related to these guarantee loss provisions at December 31, 2010 and 2009 are $1,638,067 and $425,513. Please provide us proposed revised disclosure that explains why the deferred tax liability related to these provisions is significantly higher than the accrual recorded for financial statement purposes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Donald Abbott, Senior Staff Accountant at (202) 551-3608, if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief